Exhibit (a)(9)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

EMINENCE CAPITAL, LLC, Directly and	)
Derivatively on Behalf of Jos. A. Bank Clothiers,	)
Inc.,	)
)
Plaintiff,	)
	)	C.A. No. 9241-VCL
v.	)
)
ROBERT N. WILDRICK, ANDREW A.	)
GIORDANO, BYRON L. BERGREN, R. NEAL	)
BLACK, JAMES H. FERSTL, WILLIAM E.	)
HERRON, SIDNEY H. RITMAN,	)
Defendants,	)
)
and	)
)
JOS. A. BANK CLOTHIERS, INC.,	)
Nominal Defendant.	)

VERIFIED AMENDED COMPLAINT

Plaintiff Eminence Capital, LLC (“Plaintiff” or “Eminence Capital”), by and through its attorneys, brings this action on its own behalf and, in the alternative, derivatively on behalf of nominal defendant Jos. A. Bank Clothiers, Inc. (“Jos. A. Bank,” “JOSB,” or the “Company”), for declaratory and injunctive relief against Robert N. Wildrick, Andrew A. Giordano, Byron L. Bergren, R. Neal Black, James H. Ferstl, William E. Herron, Sidney H. Ritman (collectively, “Directors” or “Director Defendants”), and Jos. A. Bank (collectively with the Directors, “Defendants”). By and for its Complaint, Plaintiff alleges as follows:

INTRODUCTION

1.          Plaintiff, the holder of approximately 4.9% of the outstanding common stock of Jos. A. Bank, brings this action to hold the members of the Company’s Board of Directors (the “Board”) accountable for breaching their fiduciary duties. The Director Defendants have executed a corporate flip-flop, the purpose of which is to serve their own interests to the detriment of the stockholders they are bound to serve. The Director Defendants first sought to have Jos. A. Bank acquire The Men’s Wearhouse, Inc. (“Men’s Wearhouse”), trumpeting the combination of the two well-known men’s retailers as a can’t-miss transaction that would generate substantial value for the combined company’s stockholders.

2.          Then, when Men’s Wearhouse spurned the Jos. A. Bank acquisition proposal and itself sought to acquire Jos. A. Bank, the Director Defendants changed course. They rejected the proposed combination, even though Men’s Wearhouse was offering virtually the same premium the Company’s Chairman said JOSB would be “receptive” to accepting. And even after Men’s Wearhouse stated that it was willing to increase its offer, the JOSB Board refused to budge, claiming—remarkably—that “[w]e see no benefit in commencing negotiations with Men’s Wearhouse.”

3.          Not only have the Defendants refused to negotiate a potential combination with Men’s Wearhouse, they have adopted and are threatening to adopt improper defensive measures. First, the Director Defendants substantially lowered the threshold at which the Company’s poison pill would be triggered and took the unusual step of bolstering the pill so that it would apply to derivative instruments. The Director Defendants are not using the pill to force Men’s Wearhouse to negotiate with the Board (which Men’s Wearhouse had already said it was willing to do) or to obtain a higher price, but to preclude a value-maximizing transaction altogether, in breach of the Board’s fiduciary duties.

4.          Second, JOSB is now actively pursuing, and appears to be on the cusp of announcing, an acquisition of Eddie Bauer, an outdoor retailer that has nothing in common with JOSB’s core business and, when the transaction is consummated, would diminish the Company’s

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value. JOSB is not purchasing Eddie Bauer—a much smaller retailer that emerged from bankruptcy in 2009—as part of some longstanding corporate strategy. Instead, JOSB is poised to acquire the smaller, non-core retailer in order to make the Company an unattractive target for Men’s Wearhouse. Such conduct, too, is an improper defensive measure.

5.          A potential combination between Men’s Wearhouse and Jos. A Bank has been in the works for months, with each side wishing to be the “acquirer” rather than the “acquired.” Jos. A. Bank started the process when it made an unsolicited offer to acquire Men’s Wearhouse in September 2013. Robert N. Wildrick, Jos. A. Bank’s Chairman, said the proposal to combine “these two great companies” would “create continued growth and sustainable value for our shareholders.”

6.          Although JOSB was the proposed acquirer in this scenario, Mr. Wildrick said in an interview at the time that the Company would be “receptive to being bought instead [if Men’s Wearhouse offered] the same 42% premium” that JOSB was offering. The following month, Men’s Wearhouse rejected JOSB’s offer. But then it did just what Jos. A. Bank’s Chairman suggested: Men’s Wearhouse made its own offer to acquire Jos. A. Bank. A few weeks later, Men’s Wearhouse followed the initial offer with an increased cash tender offer to Jos. A. Bank stockholders. The cash tender offer that is currently on the table values Jos. A. Bank at a 38% premium above its closing price before the bidding war had begun—precisely in the range that Mr. Wildrick said the Company would be “receptive” to accepting.

7.          Despite these earlier representations, the Director Defendants have now recommended that the Company’s stockholders not accept the offer. In doing so, however, the Director Defendants have provided inadequate and misleading information to the Company’s stockholders, including by failing to provide relevant financial information, making the

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inaccurate assertion that the Men’s Wearhouse offer is “highly conditional,” and failing to disclose material facts concerning the Director Defendants’ own entrenching conduct and interests in retaining their Board positions.

8.          The Board’s improper objective is apparent from Mr. Wildrick’s public statements. When Jos. A. Bank made its proposal to acquire Men’s Wearhouse, Mr. Wildrick trumpeted the value of a potential business combination of the two retailers, saying that Jos. A. Bank and its Directors have “always admired Men’s Wearhouse and believe these two great companies, when combined, will create continued growth and sustainable value for our shareholders, greatly enhanced benefits for our customers, and exciting opportunities for our employees.”

9.          But now that Jos. A. Bank is the target rather than the acquirer, and now that Mr. Wildrick and the rest of the Directors and senior executives could lose their compensation and positions if the business combination occurs through a Men’s Wearhouse-led acquisition, Mr. Wildrick is singing a far different tune. He now says that a combination is “simply not in the best interest of our shareholders” and that the Board will, as a result of the Men’s Wearhouse offer, “review [other] acquisition opportunities.” This two-faced approach betrays an ugly truth: the Directors prefer to protect their own positions rather than to generate value for Jos. A. Bank’s stockholders.

10.        In fact, the Men’s Wearhouse proposal is highly attractive to Jos. A. Bank stockholders and offers clear value that the stockholders of both companies would achieve through a combination of these two retailers—a view that is virtually unanimous amongst the investment community. Yet despite these clear benefits, and despite Mr. Wildrick’s own words just a few months ago, the Board has made clear that it will not pursue a sale of Jos. A. Bank to

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Men’s Wearhouse. Not only has the Jos. A. Bank Board refused to negotiate with Men’s Wearhouse, it has adopted and is on the cusp of adopting additional improper defensive measures designed to thwart any takeover by Men’s Wearhouse from happening.

11.        The Jos. A. Bank Board is poised to sabotage any potential acquisition by Men’s Wearhouse by acquiring Eddie Bauer. This alternative acquisition would devastate the value of Jos. A. Bank’s shares, which are now valued based on the market’s expectation that a deal with Men’s Wearhouse will in fact happen. If this separate transaction occurs, the Directors will get exactly what they now want: to fend off the Men’s Wearhouse takeover proposal and enable themselves to retain their lucrative and prestigious seats on the Board of Jos. A. Bank.

12.        There is more to the Director Defendants’ strategy of entrenchment. Among other things, the Board—and Mr. Wildrick in particular—have selectively enforced a 20-year term limit for Board members. Mr. Wildrick has enforced the 20-year term with respect to directors that he wanted to push off the Board because they apparently were not firmly in his “camp,” but at the same time, Mr. Wildrick has refused to enforce the term limits with respect to his ally and Palm Beach neighbor, Mr. Giordano. Mr. Giordano was the long-time Chairman of Jos. A. Bank while Mr. Wildrick served as CEO and is now the Company’s Lead Independent Director, firmly in the camp of Mr. Wildrick in opposing a sale to Men’s Wearhouse. And while Mr. Wildrick’s 20-year term is set to expire this year, there is every indication that Mr. Wildrick will not enforce the 20-year term limit policy against himself. Indeed, as Men’s Wearhouse noted in a January 17, 2014 press release, “At Jos. A. Bank's 2014 Annual Meeting, both of Jos. A. Bank's non-independent directors, Robert N. Wildrick, Chairman of the Board, and R. Neal Black, President and Chief Executive Officer, are standing for re-election.” Jos. A. Bank has not rebutted this statement because Mr. Wildrick will again be nominated to the Board, despite the

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term limit policy. The rules apparently are applied differently to Mr. Wildrick and his allies, who are acting in their own interests (to protect their prestigious Board positions and, for Mr. Wildrick, over $1 million in annual compensation) to avoid a sale of the Company to Men’s Wearhouse.

13.        This conduct by the entrenched Jos. A. Bank Board must be stopped. The members of the Board are acting in their own interests and ignoring the interests of the stockholders they are duty-bound to protect. Indeed, the Directors together own a mere one percent of the Company’s stock. As a result, there interest in retaining their positions and compensation are at odds with the Company’s stockholders who want to obtain a maximum value for their shares. Absent injunctive relief, the Board will continue its strategy of entrenchment at all costs, including by refusing to rescind the preclusive poison pill and by closing on a transaction that will cause incalculable and irreparable harm to Jos. A. Bank stockholders by driving away a highly desirable combination with Men’s Wearhouse—a combination that the Jos. A. Bank Board has made clear it is only willing to pursue if Jos. A. Bank itself is the acquirer, not the other way around.

PARTIES

14.        Plaintiff Eminence Capital, LLC, is a New York limited liability company with its principal place of business at 65 East 55th Street, 25th Floor, New York, New York 10022. Plaintiff is, and at all times relevant hereto continuously has been, a stockholder of the Company. Plaintiff currently holds approximately 4.9% of the outstanding common stock of Jos. A. Bank.

15.        Defendant Robert N. Wildrick is and at all times relevant hereto has been a Director and Chairman of the Board. Mr. Wildrick served as the Company’s Chief Executive Officer from 1999 to 2008, and has been on the Board since 1994. Mr. Wildrick also serves as the Chairman of the Executive Committee of the Board. Mr. Wildrick resides in Palm Beach,

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Florida. Mr. Wildrick received total compensation of $1,143,092 in fiscal year 2012 from the Company.

16.        Defendant R. Neal Black is and at all times relevant hereto has been a director of Jos. A. Bank and is the Company’s President and Chief Executive Officer. Mr. Black joined the Company in 2000, and joined the Board in 2008. Mr. Black received total compensation of $2,901,229 in fiscal year 2012.

17.        Defendant Andrew A. Giordano is and at all times relevant hereto has been Lead Independent Director and Chairman Emeritus of the Board of Jos. A. Bank. Mr. Giordano has been on the Board since 1994, and served as Chairman of the Board from 1999 to 2008, at which point he became the Lead Independent Director. He also served as interim Chief Executive Officer for several months in 2009. He also serves as chairman of the Nominating and Corporate Governance Committee, and serves on the Executive Committee of the Board with Mr. Wildrick and Mr. Ritman. Mr. Giordano resides in Palm Beach, Florida. He received total compensation of $253,105 in fiscal year 2012.

18.        Defendant Byron L. Bergren is and at all times relevant hereto has been a director of Jos. A. Bank. Mr. Bergren joined the Board in September 2013. Under the current non-employee director compensation guidelines, Mr. Bergren will receive an annual retainer of $40,000, as well as fees for attending each board and committee meeting, an additional retainer if elected chairman of the board or a committee, and expense reimbursements. Mr. Bergren resides in Ponte Vedra Beach, Florida.

19.        Defendant James H. Ferstl is and at all times relevant hereto has been a director of Jos. A. Bank. Mr. Ferstl has been on the Board since 2008, and has served on the Nominating

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and Corporate Governance Committee since 2009. Mr. Ferstl received total compensation of $147,355 in fiscal year 2012.

20.        Defendant William E. Herron is and at all times relevant hereto has been a director of Jos. A. Bank. Mr. Herron has been on the Board since 2005, and serves as Chairman of the Audit Committee. Mr. Herron resides in Estero, Florida. Mr. Herron received total compensation of $181,855 in fiscal year 2012.

21.        Defendant Sidney H. Ritman is and at all times relevant hereto has been a director of Jos. A. Bank. Mr. Ritman has been on the Board since 2005, serves on the Nominating and Corporate Governance Committee, and serves on the Executive Committee of the Board with Mr. Wildrick and Mr. Giordano. Mr. Ritman resides in Palm Beach, Florida. Mr. Ritman received total compensation of $195,355 in fiscal year 2012.

22.        Nominal Defendant Jos. A. Bank Clothiers, Inc. is a publicly traded corporation incorporated in Delaware and headquartered in Hampstead, Maryland. The Company’s corporate offices are located at 500 Hanover Drive, Hampstead, Maryland 21074.

FACTUAL ALLEGATIONS

23.        Founded in 1905, Jos. A Bank is one of the nation’s leading men’s apparel retail companies. The Company operates more than 600 stores throughout the United States, and maintains an e-commerce and catalog business.

24.        Founded in 1973 by George Zimmer—whose guarantees of sartorial satisfaction are synonymous with the company itself—Men’s Wearhouse is one of the largest specialty retailers of men’s clothing in North America. It has over 1,100 stores in the United States and Canada and owns a number of other brands, including K&G Fashion Superstores, TwinHill (for corporate apparel), and Moores (in Canada).

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The Board Proposes a Transaction with Men’s Wearhouse

25.        On September 18, 2013, Jos. A. Bank made an unsolicited proposal to acquire Men’s Wearhouse for $48 per share.

26.        Later that day, Jos. A. Bank’s Chairman, Mr. Wildrick, called Men’s Wearhouse CEO, Douglas Ewert, and sent a follow-up letter with the details of the Company’s initial proposal. When the transaction became public two weeks later, Mr. Wildrick stated that “[w]e have always admired Men’s Wearhouse and believe these two great companies, when combined, will create continued growth and sustainable value for our shareholders, greatly enhanced benefits for our customers, and exciting opportunities for employees.”

27.        The market immediately recognized the value in the proposed transaction. On September 17, 2013—the day before JOSB’s proposal—Men’s Wearhouse stock closed at $33.71 per share. On October 9, 2013, after JOSB’s proposal was made public, the stock jumped, closing at $45.03 per share, reflecting the market’s perception that a combination of the two companies would create significant value.

28.        On October 9, 2013, Men’s Wearhouse rejected JOSB’s offer as inadequate.

29.        That same day, Jos. A. Bank’s Chairman, Mr. Wildrick, noted in an interview that Jos. A. Bank would be receptive to being bought instead by Men’s Wearhouse if Men’s Wearhouse offered the same 42% premium to Jos. A. Bank. In a press release on October 9, 2013, Mr. Wildrick also urged the Men’s Wearhouse Board to “sit down and discuss” the JOSB proposal. On October 31, 2013, Mr. Wildrick wrote to Mr. Ewert, asking for the opportunity to conduct due diligence to investigate whether a price increase was justified.

30.        On November 15, 2013, JOSB issued a press release announcing that it had terminated its acquisition proposal. The press release published a letter from JOSB’s CEO to

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Mr. Ewert, which stated that the Company was “terminating our proposal in order to consider other strategic alternatives which we have been investigating.”

31.        Despite this warning, JOSB also indicated that if the Men’s Wearhouse Board changed its mind and decided to engage JOSB in discussions about a potential transaction, JOSB was open to making another proposal. According to the letter from JOSB’s CEO, “[w]e continue to believe that a transaction between our two companies could be in the best interest of our respective shareholders.”

Men’s Wearhouse Engages with the JOSB Proposal

32.        On November 26, 2013, Men’s Wearhouse confirmed what the market already recognized—that a business combination of the two men’s retailers would create substantial value for the stockholders of both companies. On that day, Men’s Wearhouse made a proposal to acquire all of the outstanding JOSB common stock at $55 per share. This represented a 45% premium over the Company’s enterprise value and a 32% premium over the Company’s share price prior to the public announcement of JOSB’s original acquisition proposal.

33.        In connection with the proposal, Men’s Wearhouse’s Lead Director, William B. Sechrest, said that a combination with JOSB “has strategic logic and the potential to deliver substantial benefits to our respective shareholders, employees and customers” and that the Men’s Wearhouse Board was “ready to engage” with the Director Defendants. He also noted that the “experienced [Men’s Wearhouse] management team is best positioned to execute the integration of our companies and achieve the synergies that would result.” Mr. Ewert, the Men’s Wearhouse CEO, highlighted that the proposal, if accepted, would lead to significant earnings “in year one.” Further, in contrast to JOSB’s original proposal, the Men’s Wearhouse offer was not conditioned on outside financing, because Men’s Wearhouse had (and has) a “balance sheet with the operational flexibility” to achieve the deal and execute on a combined strategic plan.

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34.        According to Men’s Wearhouse, its proposal would bring $100 to $150 million of annual synergies through improved purchasing efficiencies, optimized customer service and marketing practices, and streamlined corporate functions. The combined company would become the fourth largest United States men’s apparel retailer, with more than 1,700 total stores. In addition, Men’s Wearhouse noted that it has a “proven track record of successful acquisitions,” which would help it integrate Jos. A. Bank and drive immediate value to stockholders.

35.        Mr. Ewert made clear that Men’s Wearhouse was prepared to negotiate with the Jos. A. Bank Board. He stressed that Men’s Wearhouse had a “strong preference .. . . to work with [Jos. A. Bank] to negotiate a mutually acceptable transaction and avoid unnecessary costs.” And during a December 12th earnings call, Mr. Ewert reiterated that Men’s Wearhouse was “ready to engage with the Jos. A. Bank board immediately.”

The Value of the Transaction Becomes Apparent

36.        Industry analysts have widely championed a business combination between these two retailers.

37.        According to Brian Sozzi, an analyst at Belus Capital, “[a]nybody who follows corporate America can see that these two companies have to be joined.” Another analyst predicted that “Christmas has come early” after Men’s Wearhouse’s counter-offer.

38.        Stifel analyst Richard Jaffe concluded that the proposal would generate $100 to $150 million in cost savings over three years, while “greater benefits remain to be realized over time.” Mr. Jaffe also recognized that the combination would “dramatically improve profitability” of a combined entity.

39.        Other commentators noted that this strength would allow the combined company to compete with department stores. Along these lines,

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[t]he joining of retail forces between Men’s Wearhouse and Jos. A. Bank can create a formidable competitor in men’s apparel that’s better equipped to handle the currently challenging retail sector and its value-focused consumers. Men’s Wearhouse gains greater scale with additional stores and other operating efficiencies. Jos. A. Bank gets a much-needed cash boost and rewards its investors by joining a more successful rival.

Others noted that a combined entity would also benefit from the differing demographics of Men’s Wearhouse and JOSB customers. JOSB customers are typically “higher-spending-and-earning customer demographic could draw new attention to Men’s Wearhouse goods, while Men’s Wearhouse stands to provide a broader, younger male demographic for the smaller retailer.”

40.        Commentators argued that the “most beneficial [course for JOSB] is to do a deal with Men’s Wearhouse,” but have acknowledged that “Jos. A. Bank management wants to remain in charge.” An article in Women’s Wear Daily concluded that the Men’s Wearhouse offer is attractive because it does not require outside financing and because Men’s Wearhouse has experience with successfully acquiring other companies. Analysts consider a combination “highly, highly likely” and noted that “[w]hichever company ends up making the buy . . . investors are going to like the way it looks.”

41.        Thus, investors, analysts, and industry commentators are almost universally of the view that a Men’s Wearhouse/Jos. A. Bank combination is an obvious match that should happen, and when it does, will add tremendous value to the combined company’s stockholders.

The Director Defendants Reject the Men’s Wearhouse Proposal

42.        Despite the significant premium that the Men’s Wearhouse offer would provide to Jos. A. Bank stockholders, despite the public comments by Jos. A. Bank’s Chairman that the Company would be receptive to an acquisition proposal from Men’s Wearhouse, and despite the near-unanimous praise for a business combination from the investment community and industry

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commentators, Jos. A. Bank quickly cooled to the idea of a merger if Jos. A. Bank were the target instead of the acquirer. During a December 5, 2013 earnings call, for example, Jos. A. Bank’s CEO, Neal R. Black, noted that “Men’s Wearhouse is not the only potential opportunity for us.” The Board, according to Mr. Black, had been “surveying the marketplace for acquisitions for some time,” and “[a]s a result, there are several potential acquisition candidates we are evaluating that could meet our criteria,” including, remarkably, making an acquisition “outside the men’s apparel business.” Jos. A. Bank has no operations or experience outside of men’s apparel.

43.        Rather than engage the Men’s Wearhouse Board to negotiate a mutually agreeable merger that would generate value for Jos. A. Bank stockholders, the Jos. A. Bank Board thumbed its nose at the premium offer made by Men’s Wearhouse and rejected it outright. The Director Defendants asserted the proposal “significantly undervalued” the Company—even though the proposal offered a significant premium over the unaffected stock price. To use Mr. Wildrick’s words, JOSB did not even “sit down and talk” with Men’s Wearhouse.

44.        Instead, the Director Defendants again stated that they were “reviewing all alternatives regarding potential strategic acquisition opportunities.” And Mr. Wildrick concurred that “we continue to review acquisition opportunities.”

45.        Men’s Wearhouse expressed its surprise at the Director Defendants’ outright refusal to negotiate a potential deal, “[g]iven Jos. A. Bank’s repeated expressions of interest in engaging in good faith discussions about a possible combination.” In its press release issued on December 23, 2013, Men’s Wearhouse re-committed itself to a transaction with Jos. A. Bank, stating it was “continuing to carefully consider all of our options to make this combination a reality.”

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The Director Defendants Amend the Poison Pill and Men’s Wearhouse Launches a Tender Offer

46.        The Directors have not only summarily rejected a value-generating transaction with Men’s Wearhouse, but also adopted defensive measures designed to thwart any possible acquisition by Men’s Wearhouse and to hang onto their Board positions. These measures were designed to protect the Directors and fend off an acquisition of the Company by Men’s Wearhouse, not to further the best interests of the Company or its stockholders.

47.        Specifically, in the face of the Men’s Wearhouse premium acquisition proposal, the Director Defendants amended the Company’s shareholder rights plan (the “Poison Pill” or “Pill”) to reduce the trigger from 20% to 10%. The Board also bolstered the Pill so that it would apply not simply to the acquisition of JOSB securities, but to the acquisition of derivative instruments that derive their value by reference to JOSB securities. The intent and effect were clear: to prevent Men’s Wearhouse from acquiring the Company without the consent of the Jos. A. Bank Board. The Board was not seeking to obtain a higher price from Men’s Wearhouse, and never bothered to attempt to negotiate before—or after—implementing the lower-threshold poison pill.

48.        Affirming its interest in combining with Jos. A. Bank, and in response to the amendment of the Poison Pill by the Jos. A. Bank Board, on January 6, 2014, the Men’s Wearhouse Board announced a cash tender offer for the shares of Jos. A. Bank at $57.50 per share, up from the initial proposal of $55 per share. This offer valued Jos. A. Bank at $1.61 billion, even higher than the initial Men’s Wearhouse acquisition proposal, and higher than Jos. A. Bank’s shares had ever closed in the Company’s history. The tender offer contained standard conditions, including that Jos. A. Bank rescind the Poison Pill. Men’s Wearhouse also

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announced that, in advance of the January 17, 2014 deadline for nominations, it would nominate two independent directors to Jos. A. Bank’s Board at the Company’s 2014 annual meeting.

49.        Mr. Ewert again reiterated that Men’s Wearhouse had a “strong preference to work collaboratively with Jos. A. Bank to realize the benefits of this transaction” and was “committed to this combination.” Because Jos. A. Bank had refused even to negotiate a potential combination when Jos. A. Bank was the target rather than the acquirer, and had manipulated its Poison Pill to prevent any deal without the Jos. A. Bank Board’s approval, Men’s Wearhouse said that it was forced to “tak[e] [its] offer directly to shareholders.”

Jos. A. Bank Threatens to Pursue Alternative Transactions

50.        Ever since Jos. A. Bank and Men’s Wearhouse began contemplating a combination, Jos. A Bank has been holding out the threat of pursuing an alternative transaction. The rationale is perplexing. Since the start, Mr. Wildrick has acknowledged, correctly, that a combination between the two companies is in the best interest of both companies’ stockholders. He has even said in an interview that JOSB is open to being acquired by Men’s Wearhouse, stating in unequivocal terms that the Jos. A. Bank Board would be receptive to an acquisition proposal from Men’s Wearhouse at virtually the same premium now offered in the Men’s Wearhouse tender offer.

51.        Despite the near-unanimous consensus of analysts and both companies that a combination is the best option for all involved, the Directors are about to consummate an acquisition of Eddie Bauer, an outdoor clothing retailer. This transaction would torpedo any business combination with Men’s Wearhouse. The real purpose of an acquisition with Eddie Bauer, for Mr. Wildrick and the members of the Board who follow his lead, is simple: the Directors, after being spurned as the potential acquirer, do not want to sell the Company and lose

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their seats on the Company’s Board and their roles as senior executives of a household name brand men’s retailer.

52.        As Eddie Bauer is an outdoor retailer selling sporting equipment and clothing, it is not a company that fits the JOSB core competency. A combination between JOSB and Eddie Bauer would not bring to a combined company the strengths that would come through a combination of JOSB and Men’s Wearhouse. Put simply, JOSB’s acquisition of Eddie Bauer will drive away Men’s Wearhouse and hurt JOSB stockholders.

Defendants Mislead Stockholders in Their Recommendation to Reject the Tender Offer

53.        On January 17, 2014, Defendants filed with the SEC a Schedule 14D-9 (the “Tender Offer Rejection”) in which they recommended that Jos. A. Bank stockholders reject the Men’s Wearhouse tender offer. The Tender Offer Rejection stated that the Men’s Wearhouse tender offer “undervalued” the Company. But it provided little information as to why, and much of the information it did provide was misleading.

54.        For example, the Director Defendants asserted in the Tender Offer Rejection that, because of the Company’s prior financial success, the Company’s “stand-alone plan will generate greater value for stockholders than the Offer price.” But this ignores a critical fact: the Company’s stock price already reflected the market’s level of confidence in the stand-alone plan prior to the public disclosure of JOSB’s original proposal to acquire Men’s Wearhouse.

55.        The Company also received an inadequacy opinion from its financial advisor. But this opinion obscures more than it reveals. The opinion disclosed remarkably little about the financial data on which it relied, saying, for instance, only that it used forecasts provided by the Company. The opinion does not say when those projections were generated—before or after Jos. A. Bank made its offer to acquire Men’s Wearhouse?—and does not give the basis for those projections. Nor did the opinion disclose which precedent deals were analyzed, the underlying

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methodologies used, or other key inputs. Stockholders do not even know whether the Company’s sales in the highly-critical holiday season were factored in the analysis. Company stockholders have a right to know what financial analysis and comparisons were performed in order to evaluate the value of the tender offer versus the Company’s stand-alone plan.

56.        The Tender Offer Rejection also fails to point out that the Company’s net income increased only approximately 36.5% over the past five fiscal years, while Men’s Wearhouse saw its net income increase approximately 124% over the same period. And Defendants’ claim that the tender offer is “highly conditional” misrepresents the nature of such offers. As Defendants well know, the conditions Men’s Wearhouse placed on its tender offer are standard. Notably (and unlike the Company’s earlier offer to purchase Men’s Wearhouse) the Men’s Wearhouse tender offer is not conditioned on receiving any outside financing.

57.        Defendants also assert that Men’s Wearhouse’s true reasons for pursuing an acquisition of JOSB are unknown. But Men’s Wearhouse has been clear: it sees a “compelling” opportunity to create value for both companies’ stockholders. The Tender Offer Rejection also states that Defendants are in “preliminary negotiations” regarding another acquisition, but provides no other information about this acquisition. If the Director Defendants rely on this alternative transaction as a basis for bolstering the strength of the Company’s stand-alone plan and the inadequacy of the Men’s Wearhouse tender offer, they must provide stockholders with additional information about this proposed alternative deal, so stockholders can evaluate its merits.

58.        Finally, the Tender Offer Rejection fails to disclose material facts that call into question the Directors’ independence and impartiality in considering a transaction with Men’s Wearhouse. For example, the Board has failed to tell stockholders that Mr. Wildrick may be

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nominated for re-election to the Board, and Mr. Giordano was re-elected to the Board, in contravention of the Board’s policy that no director shall serve on the Board for more than twenty years. This information is material to stockholders so that they may effectively weigh the value of the Tender Offer Rejection and whether they should accept the current Board’s recommendations. Nor has the Board disclosed the close personal and professional relationships between Mr. Wildrick and the other members of the Board, including Mr. Ritman and Mr. Giordano, the Palm Beach friends and neighbors of Mr. Wildrick.

59.        Because of these materially misleading statements and omissions, stockholders are provided an unreasonably incomplete picture of the Men’s Wearhouse tender offer and the analysis underlying the Tender Offer Rejection. In essence, Defendants have made it more difficult for the Company’s stockholders to make an informed decision when considering whether to tender their shares to Men’s Wearhouse.

Men’s Wearhouse Continues to Pursue a Transaction

60.        On January 17, 2014, Men’s Wearhouse responded to the Tender Offer Rejection by reasserting its commitment to the transaction, stating that it is “prepared to immediately engage in good-faith negotiations.” Men’s Wearhouse also said JOSB stockholders “should question why their Board is refusing to negotiate with us to reach an agreement that will deliver to them significant value,” and called on the independent directors of JOSB to “form a Special Committee that will objectively evaluate our offer and sit down with us to begin discussion.”

61.        On January 30, 2014, Mr. Ewert, on behalf of the Men’s Wearhouse Board, sent a letter to the JOSB independent directors—Messrs. Giordano, Bergren, Ferstl, Herron, and Ritman—again urging them to form a special committee and to reconsider the Tender Offer Rejection. Mr. Ewert highlighted that JOSB, “rather than engaging in discussions that might lead to that ‘ideal’ combination, is pursuing an alternative transaction, including a material

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acquisition.” Mr. Ewert addressed some of the purported concerns raised in the Tender Offer Rejection, stating that the tender offer was a significant premium to JOSB’s historical average trading multiple, and was “near the upper end of precedent apparel retail transactions.”

62.        Mr. Ewert re-committed Men’s Wearhouse to the transaction, citing the “mutual belief in the strategic and financial value of combining our companies,” and stated the Men’s Wearhouse Board was “prepared to increase [its] offer price if [JOSB] can demonstrate or [Men’s Wearhouse] can discover additional value through discussions or limited due diligence.”

63.        In a February 2, 2014, letter, the Director Defendants continued their campaign to protect their positions at the expense of the Company’s stockholders. The Director Defendants again questioned the “credibility” of Men’s Wearhouse, and reaffirmed that, despite the likely prospect of an increased offer from Men’s Wearhouse, “[they] see no benefit in commencing negotiations with Men’s Wearhouse.”

THE DIRECTORS ARE NOT DISINTERESTED

64.        Under Delaware law, a director owes the corporation duties of loyalty and care. The duty of loyalty prohibits a director from failing to act in the best interests of the corporation and its stockholders by, among other things, putting the director’s interests ahead of the corporation and stockholders the director is entrusted to serve. Directors also have a duty to exercise reasonable care to, among other things, disclose all material facts to stockholders when stockholders are considering a major transaction such as a tender offer.

65.        Here, the Directors have summarily rejected a premium acquisition proposal, failed to take the steps to attempt to negotiate a higher acquisition proposal from Men’s Wearhouse, and misled stockholders about the tender offer by providing misleading and incomplete information about the tender offer and the Company’s stand-alone plan. The Directors also are on the cusp of an acquisition that would depress the Company’s value and

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make it an unattractive acquisition target. The Directors also lowered the threshold at which the Company’s Poison Pill is triggered and extended the Pill to cover derivative instruments to thwart an acquisition of JOSB by Men’s Wearhouse.

66.        The only conclusion that may be drawn is that the Directors are acting to further their own interest in continuing to serve on the Board of a well-known and highly respected corporation and receive the significant compensation and prestige that comes from those positions.

67.        The Directors have taken clear steps that demonstrate their self-interest, selectively adopting and enforcing their own policies so that favored Directors retain their positions, and the disfavored directors are shut out of reelection.

68.        In 2008 (when Mr. Wildrick was the Company’s Chief Executive Officer and Chairman of the Board), the Company announced that due to the “current policy of the Nominating and Governance Committee,” then-director David Preiser was ineligible for re-election to the Board. The Company applied this policy again in 2010 to prevent the re-election of Gary Gladstein. In Schedule 14A filings contemporaneous with those announcements, the Company wrote,

It is the current policy of the Nominating and Governance Committee that no sitting director who has served for twenty (20) or more years, or whose next term would be scheduled to expire after he or she has served for twenty (20) or more years, shall be nominated by the Committee to stand for re-election.

Mr. Preiser and Mr. Gladstein were both then-directors who had served since 1990, and were not nominated for re-election in accordance with the policy. On information and belief, these directors were pushed out by Mr. Wildrick because they could not be counted on to support Mr. Wildrick’s directives.

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69.        Critically, Mr. Wildrick has been a Director since 1994, and will reach the 20-year limit this year. Nonetheless, Mr. Wildrick is highly likely to be one of the company’s nominees for election this year—a clear violation of the Jos. A. Bank Board term limits. The Company has given no indication that Mr. Wildrick will not seek re-election when his term is up this year, and given his public role in leading the JOSB Board’s campaign against the Men’s Wearhouse acquisition proposal, he will presumptively be nominated to serve another term on the Company’s Board, in violation of the 20-year term limit. Indeed, in April 2013, Mr. Wildrick’s lucrative consulting agreement with the Company and Board was extended to run through January 30, 2016, making clear the Company’s intention to keep Mr. Wildrick in his leadership position at the Company. Mr. Giordano, a close associate of Mr. Wildrick—and fellow resident of Palm Beach, Florida—has also served as a director since 1994. He was elected to a three-year term in 2012, once again in contravention of the 20-year term limit.

70.        That Mr. Giordano was allowed to evade the Nominating and Governance Committee 20-year term limit policy is easy to explain: Mr. Giordano has served as Chairman of that Committee since 2009, Mr. Ritman (another Palm Beach friend of Mr. Wildrick’s) was previously Chairman of that Committee, and both serve on the Committee to this day. Mr. Giordano, in other words, had no problem flaunting the rules when it suited his own interest and the interest of his friend and Palm Beach neighbor Mr. Wildrick.

71.        The close personal and professional connections between Mr. Wildrick and the other Board members do not end there. Mr. Ritman is so close to Mr. Wildrick that he nominated Mr. Wildrick to the Palm Beach City Council in 2012, and seconded his nomination in 2014. Mr. Black and Mr. Ferstl were business associates of Mr. Wildrick for many years at Venture Stores, Inc. Messrs. Wildrick, Giordano, and Ritman also have cemented their ties and

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control over the Company and its Board through their service on an “Executive Committee” of the Board. Formed in April 2009, the Executive Committee has the power to act on behalf of the full Board with respect to nearly all Board decision-making. Since its formation, the Executive Committee has met more times than the full Board or any of its other Committees. The Company, for all intents and purposes, is being run not by the Board, but by the three-member Executive Committee headed by Mr. Wildrick and his two Palm Beach lieutenants.

72.        The Directors’ compensation underscores why they would prefer to maintain the status quo. Most directors receive approximately $150,000 to $250,000 per year for their Board service. Mr. Black, the Company’s CEO, received approximately $2.9 million in fiscal year 2013. And Mr. Wildrick, the non-executive Chairman, received $1.1 million for his service on the Board and as a consultant to Jos. A. Bank.

73.        A fundamental principle underlying the compensation structure of most company boards is that directors should be compensated in ways that align their own economic interests with the interests of the stockholders they serve. Thus, public company directors often receive as compensation for their board service, or otherwise hold, a significant amount of company stock. That is not the case for the Jos. A Bank Board. The Directors collectively own just one percent of the Company, compared to 3.3% among peer companies’ non-employee directors. The Directors, in other words, have very little “skin in the game.” (By contrast, Plaintiff owns approximately 4.9% of the Company).

74.        Because the Directors hold so little stock, they have little financial incentive to act in the best interests of the Company and its stockholders. Thus, there is a significant risk that the Directors will act—and, indeed, have acted—in their own self-interest, rather than to maximize the value of the Company’s stock.

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75.        The possibility that the incumbent Directors may be displaced in a possible business combination or by a challenge from a stockholder nominee creates an inherent conflict between the interests of stockholders and the Directors. Here, because of their intransigence, the Directors have been unwilling to engage seriously in a process of generating maximum value for the Company’s stockholders that might result in them losing their seats on the Board and have adopted or soon will adopt defensive measures in response to what was initially a friendly acquisition proposal. Indeed, the Directors have refused to form a special committee to consider the Men’s Wearhouse proposal, opting instead to move forward with a combination with Eddie Bauer. The only conclusion that may be drawn is that the Directors are motivated by the possibility that a takeover could have a negative effect on their personal stature, bottom lines, and careers. In other words, the stockholders’ interests are secondary at best and irrelevant at worst. These motivations do not excuse a director’s failure to act in the best interest of the corporation and stockholders they serve.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

76.        To the extent that the claims stated herein are deemed to be derivative, Plaintiff has not made any demand on the Board to institute this action because doing so would be futile. The Board is dominated by interested directors, including Mr. Wildrick and others, one of whom continue to serve or are being nominated to continue to serve on the Board in violation of the Board’s own 20-year term limits. Further, the Director Defendants are not disinterested because they participated in the acts alleged herein.

77.        The Director Defendants receive significant compensation to serve as Directors, and have taken action to ensure this compensation continues in spite of their fiduciary duties to the stockholders of the Company. Among other things, Defendants enforce the 20-year term limit policy for Directors selectively, and only when it will not apply to their own re-election

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campaigns. Defendants applied this policy to force out two former directors. The Board then quickly appointed Defendant Ferstl to the Board, placed him on the Nominating and Corporate Governance Committee, and chose Defendant Black as the Company’s CEO and appointed him to the Board. Months later, Defendants formed the powerful Executive Committee and have installed Defendants Wildrick, Giordano, and Ritman on it, each of whom serves on the Executive Committee to this day. Defendants have since decided the 20-year term limit policy for Directors should not apply to Defendant Giordano and will not apply to Defendant Wildrick.

78.        The Director Defendants also are not disinterested or independent because they face a substantial likelihood of liability for the conduct alleged herein, which renders them incapable of objectively reviewing a demand.

79.        The Director Defendants also are not disinterested because, as alleged herein, they have close personal and professional relationships with, are beholden to, and are dominated by, Mr. Wildrick.

80.        For these reasons, demand is futile.

THE COMPANY AND ITS STOCKHOLDERS WILL BE

IRREPARABLY HARMED ABSENT INJUNCTIVE RELIEF

81.        As explained above, after threatening to acquire another company, Jos. A. Bank is now on the verge of buying Eddie Bauer from Jos. A. Bank’s financing partner, Golden Gate Capital. That acquisition would almost certainly decrease the value of Jos. A. Bank and, in any event, drive away Men’s Wearhouse from continuing to pursue its attempt to combine the two companies.

82.        The imminent acquisition of Eddie Bauer is an improper defensive measure that is a barrier to maximizing stockholder value. Men’s Wearhouse has a tender offer pending to the stockholders of Jos. A Bank. If Jos. A. Bank, while that offer is pending, acquires Eddie Bauer,

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which is not aligned with its core strengths of high-end men’s retail—the Company will become a much less attractive acquisition target. Such an acquisition will doom any chance of a deal with Men’s Wearhouse.

83.        Further, Defendants have strengthened the Company’s Poison Pill to prevent a deal with Men’s Wearhouse. Defendants decreased the threshold at which the Poison Pill would be triggered from 20% to 10% and extended the Pill to cover derivative instruments, specifically in response to the Men’s Wearhouse acquisition proposal. The Director Defendants are not interested in using the pill to seek a higher price through negotiation, or to force Men’s Wearhouse to negotiate with the JOSB Board. To the contrary, JOSB’s Board has refused to negotiate with Men’s Wearhouse at all, claiming that there is “no benefit” in doing so. Like the threatened acquisition of Eddie Bauer, the Poison Pill is an improper defensive measure designed to entrench the Directors at the expense of the Company and its stockholders.

84.        Defendants have also misled the Company’s stockholders. As explained above, they have failed to disclose all material facts in the Tender Offer Rejection and presented a distorted recommendation to reject a proposal that will create substantial value for stockholders. Plaintiff has no adequate remedy at law. Only through this Court’s equitable powers to enter the requested declaratory and injunctive relief will the Company be protected from the immediate, ongoing, and irreparable injury the Directors have inflicted and are inflicting. Their conduct in refusing to negotiate a possible transaction with Men’s Wearhouse, failing to disclose material facts in the Tender Offer Rejection, and erecting unreasonable defensive measures in response to the Men’s Wearhouse proposal are improper and unlawful.

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COUNT I

(Direct Claim for Breach of Fiduciary Duty Against the Director Defendants

for Failure to Act in the Best Interest of the Stockholders)

85.        Plaintiff repeats and realleges the allegations set forth in Paragraphs 1 through 84 as if fully set forth herein.

86.        Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick were at all times relevant hereto directors of the Company. As directors, they owe the Company and its stockholders the duties of utmost loyalty and due care.

87.        Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have repeatedly put their own interests ahead of the best interest of the Company and its stockholders: they have repeatedly refused even to enter into discussions with Men’s Wearhouse regarding its proposals; summarily rejected Men’s Wearhouse’s acquisition proposal; and amended the Company’s Poison Pill effectively to preclude an acquisition without the Directors’ approval.

88.        Rather than act in the best interests of the Company, Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have acted to entrench themselves and prevent the Company from engaging in or even attempting to negotiate a value-maximizing transaction in which Men’s Wearhouse—rather than Jos. A. Bank—is the acquirer.

89.        The actions of Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick in refusing to consider the Men’s Wearhouse proposals, refusing to engage in any discussions with Men’s Wearhouse about those proposals, and amending the Poison Pill and refusing to use the pill to maximize value for its stockholders, demonstrate that the Directors are putting their interests ahead of the Company’s, and are unfair to the Company and its stockholders. The implementation of the lower-threshold Poison Pill in response to the Men’s

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Wearhouse acquisition proposal and the Board’s refusal to use the pill to maximize value for its stockholders amounts to an improper defensive measure.

90.        Therefore, Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have breached their fiduciary duties to Jos. A. Bank and its stockholders.

COUNT II

(Derivative Claim for Breach of Fiduciary Duty Against the Director Defendants

for Failure to Act in the Best Interest of the Stockholders)

91.        Plaintiff repeats and realleges the allegations set forth in Paragraphs 1 through 90 as if fully set forth herein.

92.        Plaintiff brings this claim derivatively on behalf of Jos. A. Bank.

93.        Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick were at all times relevant hereto directors of the Company. As directors, they owe the Company and its stockholders the duties of utmost loyalty and due care.

94.        Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have repeatedly put their own interests ahead of the best interest of the Company and its stockholders: they have repeatedly refused even to enter into discussions with Men’s Wearhouse regarding its proposals; summarily rejected Men’s Wearhouse’s acquisition proposal; and amended the Company’s Poison Pill effectively to preclude an acquisition without the Directors’ approval.

95.        Rather than act in the best interest of the Company, Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have acted to entrench themselves and prevent the Company from engaging in or even attempting to negotiate a value-maximizing transaction in which Men’s Wearhouse—rather than Jos. A. Bank—is the acquirer.

96.        The actions of Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick in refusing to consider the Men’s Wearhouse proposals, refusing to engage

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in any discussions with Men’s Wearhouse about those proposals, and amending the Poison Pill and refusing to use the pill to maximize value for its stockholders, demonstrate that the Directors are putting their interests ahead of the Company’s, and are unfair to the Company and its stockholders. The implementation of the lower-threshold Poison Pill in response to the Men’s Wearhouse acquisition proposal and the Board’s refusal to use the pill to maximize value for its stockholders amounts to an improper defensive measure.

97.        Plaintiff is excused from making a demand on the JOSB Board because doing so would be futile, as set forth in paragraphs 76 to 79.

98.        Therefore, Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have breached their fiduciary duties to Jos. A. Bank and its stockholders.

COUNT III

(Direct Claim for Breach of Fiduciary Duty Against the Director Defendants

for Material Misstatements and Omissions)

99.        Plaintiff repeats and realleges the allegations set forth in Paragraphs 1 through 98 as if fully set forth herein.

100.      Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick were at all times relevant hereto directors of the Company. As directors, they owe the Company and its stockholders the duties of utmost loyalty and due care, which includes a duty to disclose all material facts in order for stockholders to evaluate a major transaction.

101.      As detailed above, Director Defendants have misled stockholders by misstating and omitting material facts in the Tender Offer Rejection, in violation of their duty of disclosure.

102.      Therefore, Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have breached their fiduciary duties to Jos. A. Bank and its stockholders.

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COUNT IV

(Direct Claim for Breach of Fiduciary Duty Against the Director Defendants

for Pursuit of an Alternative Transaction)

103.      Plaintiff repeats and realleges the allegations set forth in Paragraphs 1 through 102 as if fully set forth herein.

104.      Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick were at all times relevant hereto directors of the Company. As directors, they owe the Company and its stockholders the duties of utmost loyalty and due care.

105.      Director Defendants are poised to acquire Eddie Bauer so that Jos. A. Bank becomes a much less attractive acquisition target and drives away Men’s Wearhouse. By preparing to launch an imminent acquisition of a company misaligned with the Company’s core business in order to destroy value, the Directors have demonstrated they are putting their interests ahead of the Company’s, and are unfair to the Company and its stockholders. The acquisition of Eddie Bauer is an improper defensive measure designed to prevent an acquisition of JOSB by Men’s Wearhouse.

106.      Therefore, Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have breached their fiduciary duties to Jos. A. Bank and its stockholders.

COUNT V

(Derivative Claim for Breach of Fiduciary Duty Against the Director Defendants

for Pursuit of an Alternative Transaction)

107.      Plaintiff repeats and realleges the allegations set forth in Paragraphs 1 through 106 as if fully set forth herein.

108.      Plaintiff brings this claim derivatively on behalf of Jos. A. Bank.

109.      Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick were at all times relevant hereto directors of the Company. As directors, they owe the Company and its stockholders the duties of utmost loyalty and due care.

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110.      Director Defendants are poised to acquire Eddie Bauer so that Jos. A. Bank becomes a much less attractive acquisition target and drives away Men’s Wearhouse. By preparing to launch an imminent acquisition of a company misaligned with the Company’s core business in order to destroy value, the Directors have demonstrated they are putting their interests ahead of the Company’s, and are unfair to the Company and its stockholders. The acquisition of Eddie Bauer is an improper defensive measure designed to prevent an acquisition of JOSB by Men’s Wearhouse.

111.      Plaintiff is excused from making a demand on the JOSB Board because doing so would be futile, as set forth in paragraphs 76 to 79.

112.      Therefore, Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have breached their fiduciary duties to Jos. A. Bank and its stockholders.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff requests judgment in its favor and against Defendants:

A.         Declaring that the Directors breached their fiduciary duties of loyalty and due care;

B.         Ordering the Directors to rescind the Poison Pill;

C.         Declaring the Tender Offer Rejection a breach of the Directors’ fiduciary duties of loyalty, due care, and/or disclosure;

D.         Declaring that the Directors breached their fiduciary duties by adopting improper defensive measures;

E.          Preliminarily and permanently enjoining the Directors from accomplishing a business combination with Eddie Bauer, and/or rescinding any such combination;

F.          Preliminarily and permanently enjoining the Directors from committing any further breaches of their fiduciary duties of loyalty, due care, and/or disclosure;

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G.         Awarding Plaintiff money damages arising from the Directors’ breaches of their fiduciary duties, in an amount to be proven at trial, including pre-judgment and post-judgment interest thereon; and

H.         Granting such other and further relief as the Court deems just and proper.

/s/ Raymond J. DiCamillo
Raymond J. DiCamillo (#3188)
Susan M. Hannigan (#5342)
Rachel E. Horn (#5906)

Richards, Layton & Finger, P.A.
920 N. King Street
Wilmington, Delaware 19801
(302) 651-7700

Attorneys for Plaintiff Eminence Capital, LLC

OF COUNSEL:

Brian M. Lutz

Goutam U. Jois

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-4000

Dated: February 4, 2014

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